Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2015 RESULTS

Improvement in key year-over-year business parameters:
Backlog of orders at $6.6 billion; Revenues of $3.1 billion; Non-GAAP net income of $242 million; GAAP net income of $203 million;
Non-GAAP net EPS of $5.67; GAAP net EPS of $4.74

Haifa, Israel, March 22, 2016 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2015.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. For a description of the Company's non-GAAP definitions see page 4 below, "Non-GAAP financial data". Unless otherwise stated, all financial data presented is US-GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with our solid 2015 results. We saw growth in revenues, strong cash generation as well as an increase in net profit, driven by improved margins across the business. Furthermore, we ended the year with a record backlog standing at $6.6 billion. The solid increase in our backlog over the past few years has led to the current growth trend in revenues, while the efforts we have taken to ensure efficient operations and enhance synergies among our business units have enabled us to steadily improve our profitability. All this indicates a strong and healthy business going forward.”

Mr. Machlis continued, “In 2015, we witnessed a strong renewal of interest in our technologies and defense solutions in Europe, recently winning a number of important contracts in the region, which creates the potential for additional growth in this important market. Our results also reflect strong performance in Asia-Pacific, a region with emerging defense requirements that has been a strategic focus for us in recent years.”

Earning Release

Fourth quarter 2015 results:

Revenues in the fourth quarter of 2015 were $886.6 million, as compared to $850.3 million in the fourth quarter of 2014.

Non-GAAP(*) gross profit amounted to $262.4 million (29.6% of revenues) in the fourth quarter of 2015, as compared to $235.0 million (27.6% of revenues) in the fourth quarter of 2014. GAAP gross profit in the fourth quarter of 2015 was $253.3 million (28.6% of revenues), as compared to $229.5 million (27.0% of revenues) in the fourth quarter of 2014.

Research and development expenses, net, were $69.3 million (7.8% of revenues) in the fourth quarter of 2015, as compared to $71.0 million (8.4% of revenues) in the fourth quarter of 2014.

Marketing and selling expenses, net, were $66.9 million (7.5% of revenues) in the fourth quarter of 2015, as compared to $59.5 million (7.0% of revenues) in the fourth quarter of 2014.

General and administrative expenses, net, were $39.2 million (4.4% of revenues) in the fourth quarter of 2015, as compared to $34.8 million (4.1% of revenues) in the fourth quarter of 2014.

Non-GAAP(*) operating income was $91.5 million (10.3% of revenues) in the fourth quarter of 2015, as compared to $74.8 million (8.8% of revenues) in the fourth quarter of 2014. GAAP operating income in the fourth quarter of 2015 was $78.0 million (8.8% of revenues), as compared to $64.2 million (7.6% of revenues) in the fourth quarter of 2014.

Financial expenses, net, were $2.3 million in the fourth quarter of 2015, as compared to $11.2 million in the fourth quarter of 2014.

Taxes on income were $15.4 million in the fourth quarter of 2015, as compared to $9.5 million in the fourth quarter of 2014.

Equity in net earnings of affiliated companies and partnerships was $3.3 million (0.4% of revenues) in the fourth quarter of 2015, as compared to $1.8 million (0.2% of revenues) in the fourth quarter of 2014.

Net income attributable to non-controlling interests was $0.8 million in the fourth quarter of 2015, as compared to $1.2 million in the fourth quarter of 2014.

Non-GAAP(*) net income attributable to the Company's shareholders in the fourth quarter of 2015 was $74.2 million (8.4% of revenues), as compared to $52.8 million (6.2% of revenues) in the fourth quarter of 2014. GAAP net income attributable to the Company's shareholders in the fourth quarter of 2015 was $63.0 million (7.1% of revenues), as compared to $44.0 million (5.2% of revenues) in the fourth quarter of 2014.

Non GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.74 for the fourth quarter of 2015, as compared to $1.24 for the fourth quarter of 2014. GAAP diluted earnings per share attributable to the Company's shareholders in the fourth quarter of 2015 were $1.47, as compared to $1.03 in the fourth quarter of 2014.

* see page 4

Earning Release

Full year 2015 results:

Revenues for the year ended December 31, 2015 were $3,107.6 million, as compared to $2,958.2 million in the year ended December 31, 2014. The leading contributors to our revenues were the airborne systems and C4ISR systems areas of operations. The increase in the land systems area of operation was primarily due to increased revenues from tank fire control systems and electro-optic night vision systems sold to Asia-Pacific. Revenues from C4ISR systems decreased slightly due to decline in sales of command and control systems, mainly for homeland security applications in Latin America.

On a geographic basis, the increase in revenues in Asia-Pacific was mainly due to increased sales of tank fire control systems and electro-optic night vision systems to this region. The decrease in Latin America was a result of lower sales of command and control systems, mainly for homeland security applications.

Cost of revenues for the year ended December 31, 2015 was $2,210.5 million (71.1% of revenues), as compared to $2,133.2 million (72.1% of revenues) in the year ended December 31, 2014.

Non-GAAP(*) gross profit for the year ended December 31, 2015 was $927.0 million (29.8% of revenues), as compared to $846.7 million (28.6% of revenues) in the year ended December 31, 2014. GAAP gross profit in 2015 was $897.1 million (28.9% of revenues), as compared to $825.1 million (27.9% of revenues) in 2014.

Research and development expenses, net, for the year ended December 31, 2015 were $243.4 million (7.8% of revenues), as compared to $228.0 million (7.7% of revenues) in the year ended December 31, 2014.

Marketing and selling expenses, net, for the year ended December 31, 2015 were $239.4 million (7.7% of revenues), as compared to $216.5 million (7.3% of revenues) in the year ended December 31, 2014. The increase in marketing and selling expenses in 2015 was mainly related to the mix of countries and types of marketing activities for projects in which we invested our marketing efforts.

General and administrative expenses, net, for the year ended December 31, 2015 were $145.7 million (4.7% of revenues), as compared to $139.6 million (4.7% of revenues) in the year ended December 31, 2014. The increase was mainly due to cost of the phantom bonus retention plan associated with the G&A expenses.

Other operating income, net, for the year ended December 31, 2014 amounted to $6.0 million. The amount reflects a net gain related to the revaluation of a previously held investment in an Israeli subsidiary's shares at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition, the Company increased its holdings in the subsidiary from 49% to 90%.

Non-GAAP(*) operating income for the year ended December 31, 2015 was $316.7 million (10.2% of revenues), as compared to $284.0 million (9.6% of revenues) in the year ended December 31, 2014. GAAP operating income in 2015 was $268.6 million (8.6% of revenues), as compared to $246.9 million (8.3% of revenues) in 2014. The main reason for the improvement of the operating income was the increase in the gross profit in 2015 as compared to 2014.

Financial expenses, net, for the year ended December 31, 2015 were $20.2 million, as compared to $47.5 million in the year ended December 31, 2014. Financial expenses, net, in 2014 were comparatively high, mainly as a result of accelerated devaluation of the NIS in the third quarter of 2014 and its effect on the Company's U.S. dollar derivative activities, as well as the fluctuation of the U.S. dollar against other foreign currencies, such as the Australian dollar and the Brazilian real, during 2014.

* see page 4

Earning Release

Taxes on income for the year ended December 31, 2015 were $46.2 million (effective tax rate of 18.6%), as compared to $25.6 million (effective tax rate of 12.8%) in the year ended December 31, 2014. The effective tax rate was affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and the settlement in 2014 of tax audits for prior years.

Equity in net earnings of affiliated companies and partnerships for the year ended December 31, 2015 was $4.5 million (0.1% of revenues), as compared to $5.5 million (0.2% of revenues) in the year ended December 31, 2014.

Net income attributable to non-controlling interests for the year ended December 31, 2015 was $4.4 million, as compared to $8.4 million in the year ended December 31, 2014.

Non-GAAP(*) net income attributable to the Company's shareholders for the year ended December 31, 2015 was $242.4 million (7.8% of revenues), as compared to $201.2 million (6.8% of revenues) in the year ended December 31, 2014. GAAP net income attributable to the Company's shareholders in the year ended December 31, 2015 was $202.5 million (6.5% of revenues), as compared to $171.0 million (5.8% of revenues) in the year ended December 31, 2014.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2015 were $5.67, as compared to $4.71 for the year ended December 31, 2014. GAAP diluted net earnings per share attributable to the Company's shareholders in the year ended December 31, 2015 were $4.74, as compared to $4.01 in the year ended December 31, 2014.

Backlog of orders for the year ended December 31, 2015 totaled $6,564 million, as compared to $6,265 million as of December 31, 2014. Approximately 68% of the current backlog is attributable to orders from outside Israel. Approximately 68% of the current backlog is scheduled to be performed during 2016 and 2017.

Operating cash flow for the year ended December 31, 2015 was $434.8 million, as compared to $177.8 million in the year ended December 31, 2014. The increase in operating cash flow was mainly a result of increased collection and advances received from customers.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

Earning Release

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31,		Year ended December 31,
	2015	2014	2015	2014

GAAP gross profit	$253.3	$229.5	$897.1	$825.1
Adjustments:
Amortization of purchased intangible assets	9.1	5.5	29.9	21.6
Non-GAAP gross profit	$262.4	$235.0	$927.0	$846.7
Percent of revenues	29.6%	27.6%	29.8%	28.6%

GAAP operating income	$78.0	$64.2	$268.6	$246.9
Adjustments:
Amortization of purchased intangible assets	13.5	10.6	48.1	43.1
Gain from changes in holdings	—	—	—	(6.0)
Non-GAAP operating income	$91.5	$74.8	$316.7	$284.0
Percent of revenues	10.3%	8.8%	10.2%	9.6%

GAAP net income attributable to Elbit Systems’ shareholders	$63.0	$44.0	$202.5	$171.0
Adjustments:
Amortization of purchased intangible assets	13.5	10.6	48.1	43.1
Gain from changes in holdings	—	—	—	(6.0)
Related tax benefits	(2.3)	(1.8)	(8.2)	(6.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	$74.2	$52.8	$242.4	$201.2
Percent of revenues	8.4%	6.2%	7.8%	6.8%

GAAP diluted net EPS	$1.47	$1.03	$4.74	$4.01
Adjustments, net	0.27	0.21	0.93	0.70
Non-GAAP diluted net EPS	$1.74	$1.24	$5.67	$4.71

Earning Release

Recent Events:

On November 26, 2015, the Company announced that it was awarded an approximately $200 million contract from the Swiss Federal Department of Defense, Civil Protection and Sport ("DDPS"), for the supply of Hermes 900 HFE ("Heavy Fuel Engine") Unmanned Aircraft Systems ("UAS") and an advanced ground segment for command, control and communications. The contract, to be performed over a four-year period, follows the DDPS June 2014 announcement about Elbit Systems selection as the preferred supplier for the UAS 15 new reconnaissance drone program.

On December 16, 2015, the Company announced that it was awarded a contract to supply commercial multi-spectral infrared countermeasures (C-MUSIC™) systems to be implemented onboard a wide body jet aircraft of a country in the Asia-Pacific region. The contract, valued at approximately $26.5 million, will be performed over a two-year period.

On December 21, 2015, the Company announced that its wholly-owned subsidiary, CYBERBIT Ltd. (“CYBERBIT”), was awarded a contract to provide the Switzerland-based company RUAG Defence, with CYBERBIT’s CyberShield-Cyber Security Trainer and Simulator ("T&S"). The contract is in an amount that is not material to either party, and the T&S will be supplied in 2016.

On December 22, 2015, the Company announced that it was awarded a contract from an Asia-Pacific country to supply a comprehensive airborne solution for use in intelligence, surveillance, target acquisition and reconnaissance ("ISTAR") missions. The contract, valued at approximately $50 million, will be performed over a three-year period by Elbit Systems' ISTAR Division, which will be the prime contractor for this program.

On December 28, 2015, the Company announced that it was awarded a contract by the Directorate of Production and Procurement of the Israeli Ministry of Defense ("IMOD") valued at approximately $70 million for the supply of Electronic Warfare ("EW") systems. The systems, developed and manufactured by Elbit Systems EW and SIGINT - Elisra Ltd., to be delivered over a five-year period, will be installed on board all types of Israeli Air Force fighter jets.

On January 7, 2016, the Company announced , that a decision has been made to wind up the activities of Harpia Sistemas S.A. ("Harpia"), a joint venture in Brazil, of Elbit Systems subsidiary AEL Sistemas S.A , owned in conjunction with Embraer Defesa e Seguranca and Avibras Diviso Area e Naval S.A. Harpia was formed in September 2011 in order to explore the unmanned aerial vehicles market. The decision for partnership wind-up occurred amicably given the current budget constraints in Brazil.

On January 11, 2016, the Company announced that Midroog Ltd., an Israeli rating agency ("Midroog"), reaffirmed Midroog's "Aa1.il" rating (on a local scale), with a stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

On January 20, 2016, the Company announced that CYBERBIT was awarded a contract to provide an Asia-Pacific country with CYBERBIT’s CyberShield-Cyber Security Trainer and Simulator. The contract is in an amount that is not material to Elbit Systems.

On February 2, 2016, the Company announced that Affinity Flying Services Limited ("Affinity"), its UK joint venture with Kellog, Brown and Root Limited ("KBR"), was awarded a fixed price contract for the support of Ascent Flight Training (Services) Limited, in the delivery of the UK Military Flight Training System program for the UK Ministry of Defence. Elbit Systems and KBR, each holding a 50% share in Affinity, will evenly support and benefit from the program. Revenue for Affinity associated with this program is estimated to be approximately £500 million ($713 million) over an eighteen-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.40 per share for the fourth quarter of 2015. The dividend’s record date is April 1, 2016. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on April 11, 2016, net of taxes, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 22, 2016 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 10:00 am Eastern Time; 7:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, electronic warfare suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	As of December 31,
	2015	2014
	Audited
Assets
Current assets:
Cash and cash equivalents	$299,322	$200,407
Short-term bank deposits	20,266	79,369
Available-for-sale marketable securities	12,836	26,150
Trade and unbilled receivables, net	941,913	928,757
Other receivables and prepaid expenses	171,359	145,562
Inventories, net of customers advances	837,111	868,799
Total current assets	2,282,807	2,249,044

Investments in affiliated companies and partnerships	132,718	125,433
Long-term trade and unbilled receivables	152,463	212,725
Long-term bank deposits and other receivables	15,765	18,081
Deferred income taxes, net	52,619	60,224
Severance pay fund	270,151	276,707
	623,716	693,170

Property, plant and equipment, net	449,759	441,535
Goodwill and other intangible assets, net	770,276	637,532
Total assets	$4,126,558	$4,021,281

Liabilities and Equity
Short-term bank credit and loans	$—	$557
Current maturities of long-term loans and Series A Notes	113,359	81,958
Trade payables	347,366	369,659
Other payables and accrued expenses	739,867	758,760
Customer advances in excess of costs incurred on contracts in progress	437,202	413,223
	1,637,794	1,624,157

Long-term loans, net of current maturities	165,971	220,716
Series A Notes, net of current maturities	226,758	293,923
Employee benefit liabilities	381,641	396,639
Deferred income taxes and tax liabilities, net	44,738	68,435
Customer advances in excess of costs incurred on contracts in progress	167,601	120,299
Other long-term liabilities	99,668	58,217
	1,086,377	1,158,229

Elbit Systems Ltd.'s equity	1,394,334	1,226,667
Non-controlling interests	8,053	12,228
Total equity	1,402,387	1,238,895
Total liabilities and equity	$4,126,558	$4,021,281

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2015	2014	2015	2014
	Audited		Unaudited
Revenues	$3,107,581	$2,958,248	$886,580	$850,284
Cost of revenues	2,210,528	2,133,151	633,256	620,741
Gross profit	897,053	825,097	253,324	229,543

Operating expenses:
Research and development, net	243,416	228,011	69,295	71,023
Marketing and selling, net	239,366	216,537	66,862	59,500
General and administrative, net	145,693	139,634	39,185	34,794
Other operating income, net	—	(5,951)	—	—
Total operating expenses	628,475	578,231	175,343	165,317

Operating income	268,578	246,866	77,981	64,226

Financial expenses, net	(20,240)	(47,498)	(2,325)	(11,213)
Other (expense) income, net	216	120	146	(134)
Income before income taxes	248,554	199,488	75,803	52,879
Taxes on income	(46,235)	(25,624)	(15,353)	(9,474)
	202,319	173,864	60,450	43,405
Equity in net earnings of affiliated companies and partnerships	4,542	5,549	3,343	1,786
Net income	$206,861	$179,413	$63,793	$45,191

Less: net income attributable to non-controlling interests	(4,352)	(8,433)	(810)	(1,206)
Net income attributable to Elbit Systems Ltd.'s shareholders	$202,509	$170,980	$62,983	$43,985

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$4.74	$4.01	$1.47	$1.03
Diluted net earnings per share	$4.74	$4.01	$1.47	$1.03

Weighted average number of shares used in computation of
Basic earnings per share (in thousands)	42,711	42,654	42,727	42,681
Diluted earnings per share (in thousands)	42,733	42,677	42,745	42,702

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2015	2014
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$206,861	$179,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	122,354	122,408
Stock-based compensation	139	322
Amortization of Series A Notes premium and related issuance costs, net	(92)	(91)
Deferred income taxes and reserve, net	15,928	(47,456)
Loss (gain) on sale of property, plant and equipment	1,742	(3,266)
Loss (gain) on sale of investment	33	(4,957)
Equity in net loss of affiliated companies and partnerships, net of dividend received (*)	19,999	7,449
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	31,860	(67,177)
Decrease (increase) in inventories, net	39,801	(112,747)
Increase (decrease) in trade payables and other payables and accrued expenses	(74,280)	81,687
Severance, pension and termination indemnities, net	(799)	6,282
Increase in advances received from customers	71,282	15,970
Net cash provided by operating activities	434,828	177,837
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(99,175)	(71,211)
Acquisition of subsidiaries and business operations	(141,436)	787
Investments in affiliated companies and other companies	(23,852)	(4,620)
Proceeds from sale of property, plant and equipment	11,563	24,969
Proceeds from sale of investments	—	110
Investment in long-term deposits	(396)	(796)
Proceeds from sale of long-term deposits	721	790
Investment in short-term deposits and available-for-sale marketable securities	(57,175)	(89,521)
Proceeds from sale of short-term deposits and available-for-sale marketable securities	128,187	59,374
Net cash used in investing activities	(181,563)	(80,118)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,616	3,542
Repayment of long-term loans	(226,635)	(345,839)
Proceeds from long-term loans	196,550	376,500
Repayment of Series A Notes and convertible debentures	(55,532)	(55,532)
Dividends paid (**)	(69,792)	(68,277)
Change in short-term bank credit and loans, net	(557)	557
Net cash used in financing activities	(154,350)	(89,049)
NET INCREASE IN CASH AND CASH EQUIVALENTS	98,915	8,670
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	$200,407	$191,737
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$299,322	$200,407

* Dividend received from affiliated companies and partnerships	$24,541	$12,998

** Dividends paid in 2015 and 2014 included approximately $ 8,222 and $ 14,452, respectively, dividends paid by a subsidiary to non-controlling interests.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	$1,225.7	39.4	$1,197.9	40.5	$337.3	38.0	$314.3	37.0
Land systems	558.7	18.0	274.9	9.3	121.0	13.6	113.4	13.3
C4ISR systems	995.2	32.0	1,118.5	37.8	320.8	36.2	309.6	36.4
Electro-optic systems	231.9	7.5	265.1	9.0	81.2	9.2	82.6	9.7
Other (mainly non-defense engineering and production services)	96.1	3.1	101.8	3.4	26.3	3.0	30.4	3.6
Total	$3,107.6	100.0	$2,958.2	100.0	$886.6	100.0	$850.3	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	$616.6	19.8	$638.9	21.6	$178.3	20.1	$145.9	17.2
North America	838.9	27.0	826.8	27.9	219.9	24.8	216.3	25.4
Europe	497.6	16.0	460.9	15.6	184.4	20.8	152.0	17.9
Asia-Pacific	800.3	25.8	528.8	17.9	193.5	21.8	182.5	21.5
Latin America	325.4	10.5	454.4	15.4	103.1	11.6	143.0	16.8
Other countries	28.8	0.9	48.4	1.6	7.4	0.9	10.6	1.2
Total	$3,107.6	100.0	$2,958.2	100.0	$886.6	100.0	$850.3	100.0